ASTERIAS BIOTHERAPEUTICS, INC.
230 Constitution Drive
Menlo Park, California 94025

September 24, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Asterias Biotherapeutics,, Inc.
Registration Statement on Form S-1
File No. 333- 187706

Ladies/Gentlemen:

The undersigned registrant hereby requests that its Registration Statement on Form S-1, as amended, File No. 333- 187706, be declared effective at 9:30 a.m. on Friday, September 27, 2013, or as soon thereafter as practicable.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BioTime, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	BioTime, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/Robert W. Peabody
Chief Financial Officer